                                                                 Exhibit (a)(7)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer is made solely by the
 Offer to Purchase, dated November 12, 1999, and the related Letter of Transmittal and any amendments and supplements thereto, and is being made to all holders of Shares. SIND Acquisition, Inc. is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid statute. If SIND Acquisition, Inc. becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, SIND Acquisition, Inc.
    will make a good faith effort to comply with such statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, SIND Acquisition, Inc. cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in any such state.
      In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the
       Offer shall be deemed to be made on behalf of SIND Acquisition, Inc. by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                     Notice Of Offer To Purchase For Cash
                    All Outstanding Shares of Common Stock

                                      of

                          Synthetic Industries, Inc.

                                      at

                             $33.00 Net Per Share

                                      by

                            SIND Acquisition, Inc.
                         a wholly owned subsidiary of

                              SIND Holdings, Inc.
                   a corporation formed at the direction of

                                Investcorp S.A.

  SIND Acquisition, Inc., a Delaware corporation ("Purchaser") and wholly owned subsidiary of SIND Holdings, Inc., a Delaware corporation ("Parent") formed at the direction of Investcorp S.A., a Luxembourg corporation ("Investcorp"), is offering to purchase all outstanding shares of common stock, $1.00 par value per share (collectively, the "Shares"), of Synthetic Industries, Inc., a Delaware corporation (the "Company"), at a purchase price of $33.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 12, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
       TIME, ON FRIDAY, DECEMBER 10, 1999, UNLESS THE OFFER IS EXTENDED.


  The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn by the Expiration Date (as defined below) a number of shares which would represent at least a majority of Shares issued and outstanding on a fully-diluted basis. The Offer is also subject to the other conditions set forth in the Offer to Purchase.

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

  The Offer is being made pursuant to the terms of an Agreement and Plan of Merger, dated as of November 5, 1999 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. Among other things, the Merger Agreement provides for the making of the Offer and that, following the purchase of Shares pursuant to the Offer and on the second business day following or as soon as practicable after the satisfaction or waiver of certain other conditions, Purchaser will be merged with and into the Company (the "Merger"). Following the Merger, the Company will continue as the surviving corporation and a wholly owned subsidiary of Parent (the "Surviving Corporation"). At the effective time of the Merger, each outstanding Share (except for Shares owned by the Company, Parent or Purchaser, or by any subsidiary of the Company or Parent, and except for Shares, if any, held by the Company's stockholders who have properly exercised appraisal rights under Delaware law), will be converted into the right to receive the Offer Price, net to the holder in cash, without interest thereon (the "Merger Consideration"). The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.

  In connection with the Merger Agreement, Parent and Purchaser have entered into a Stockholder Agreement with Synthetic Industries, L.P. (the "Stockholder"), which owns 5,699,194 outstanding Shares, representing approximately 65.8% of the issued and outstanding Shares. Pursuant to the Stockholder Agreement, the Stockholder has agreed to promptly tender to Purchaser and not withdraw all Shares owned by the Stockholder, has agreed to vote such Shares in favor of approval of the Merger Agreement and the transactions contemplated thereby and against specified acquisition proposals and specified actions and has granted an irrevocable proxy to Purchaser with respect to such Shares. The Stockholder Agreement is more fully described in
Section 11 of the Offer to Purchase.

  The board of directors of the Company (the "Company Board"), by unanimous vote at a meeting duly called and held, has approved the Merger Agreement, the Offer and the Merger, has determined that the terms of the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, has recommended that the Company's stockholders accept and tender their shares pursuant to the Offer, and has recommended that the Company's stockholders adopt the Merger Agreement. The factors considered by the Company Board in arriving at its decision to approve the Merger Agreement, the Stockholder Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Stockholder Agreement and to recommend that stockholders of the Company accept and tender their shares pursuant to the Offer are described in the Company's Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed to stockholders of the Company and filed with the Securities and Exchange Commission (the "Commission").

  For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not withdrawn as, if and when Purchaser gives oral or written notice to BankBoston, N.A., as Depositary (in such capacity, the "Depositary") of Purchaser's acceptance for payment of such Shares. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares so accepted for payment will be made by the deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") (or timely Book-Entry Confirmation (as defined in the Offer to Purchase) of the book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in Section 3 of the Offer to Purchase), (ii) the Letter of Transmittal (or a facsimile copy thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid by Purchaser on the purchase price of the Shares tendered pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

  Consummation of the Merger is subject to receipt of applicable regulatory approvals, if any, and the satisfaction or waiver of a number of other conditions, including the approval by the stockholders of the

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Company if such approval is required by applicable law. See Section 15 of the
Offer to Purchase. If Purchaser acquires a majority of the outstanding Shares, it will have sufficient voting power to approve and adopt the Merger Agreement and the Merger without the vote of any other stockholder of the Company. If Purchaser acquires at least 90% of the outstanding Shares, Purchaser intends to approve and consummate the Merger without any action by, or any further prior notice to, the nontendering stockholders of the Company pursuant to
Section 253 of the Delaware General Corporation Law.

  The term "Expiration Date" means 12:00 midnight, New York City time, on Friday, December 10, 1999, unless and until Purchaser, subject to restrictions contained in the Merger Agreement, has extended the period of time during which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended by Purchaser, will expire.

  Subject to the applicable rules and regulations of the Commission and subject to the terms and conditions of the Merger Agreement, Purchaser expressly reserves the right, at any time and from time to time, upon the failure to be satisfied of any of the conditions to the Offer, to (i) terminate or amend the Offer, (ii) extend the Offer and postpone acceptance for payment of any Shares or (iii) waive any condition, by giving oral or written notice of such termination, amendment, extension or waiver to the Depositary. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to any such extension and will remain tendered, subject to the right of a tendering stockholder to withdraw such stockholder's Shares. Any extension of the Offer will be followed by a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to any such extension and will remain tendered, subject to the right of a tendering stockholder to withdraw such stockholder's Shares.

  Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser as provided in this Offer to Purchase, may also be withdrawn at any time after January 10, 2000. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn as set forth on such Share Certificates if different from the name of the person who tendered such Shares. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be furnished to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with such withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures for withdrawal, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3 of the Offer to Purchase at any time on or prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser in its sole discretion, and its determination will be final and binding.

  The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

  The Company has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant documents will be mailed to record holders of Shares whose names appear on the stockholder list and

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

will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

  The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

  Questions and requests for assistance may be directed to the Information Agent, at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and other related materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies and copies will be furnished promptly at Purchaser's expense. No fees or commissions will be paid to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

                             D.F. KING & CO., INC.

                                77 Water Street
                            New York, NY 10005-4495
                Banks and Brokers Call Collect: (212) 269-5550
                   All Others Call Toll-Free: (888) 246-5358

November 12, 1999

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